82-281

CSK

03 JAN -3 AM 11:54

December, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

03003130

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

As per Rule 12g3-2(b), we are sending the CSK Semiannual Report for the six months period ended September 30, 2002, announcements of share repurchases results on November 26 and 28, 2002. If you have any questions, do not hesitate to contact our IR department, ir_sp@cii.csk.co.jp.

Best Regards,

Satoko Ono

Satoko Ono
Public Relations Office IR Section
CSK CORPORATION

25th Floor,Shinjuku-Sumitomo Building,
2-6-1 Nishi-ShinjukuShinjuku-ku, Tokyo,
163-0227, JAPAN
TEL: +81-3-5321-3164
FAX: +81-3-5321-3136
E-Mail: ir_sp@cii.csk.co.jp
URL: http://www.csk.co.jp

dlw 1/23

CSK CORPORATION

CSK announces results of share repurchases through ToSTNeT-2

TOKYO, November 26, 2002 - CSK CORPORATION ("CSK") today announced that it had repurchased 827,200 ordinary shares as part of the share buyback plan agreed at its general shareholders' meeting on June 27, 2002.

Details

1.	Reason for repurchase	Systematic implementation of financial policies in a changing operating environment
2.	Class of shares repurchased	CSK ordinary shares
3.	Number of shares repurchased	827,200 shares
4.	Price paid per share	¥2,740
5.	Date of purchase	Tuesday November 26, 2002
6.	Method of purchase	Closing price transaction through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System)

For reference

Details of share repurchase intention announced on November 25, 2002:

Class of shares to be acquired	CSK ordinary shares
Maximum number of shares to be acquired	1,500,000 shares
Maximum total value of shares to be acquired	¥4,110 million

===Ends===

CSK CORPORATION

CSK announces results of share repurchases through ToSTNeT-2

TOKYO, November 28, 2002 - CSK CORPORATION ("CSK") today announced that it had repurchased 3,222,600 ordinary shares as part of the share buyback plan agreed at its general shareholders' meeting on June 27, 2002.

Details

1.	Reason for repurchase	Systematic implementation of financial policies in a changing operating environment
2.	Class of shares repurchased	CSK ordinary shares
3.	Number of shares repurchased	3,222,600 shares
4.	Price paid per share	¥2,705
5.	Date of purchase	Thursday November 28, 2002
6.	Method of purchase	Closing price transaction through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System)

For reference

1. Details of share repurchase intention announced on November 27, 2002:

Class of shares to be acquired	CSK ordinary shares
Maximum number of shares to be acquired	3,500,000 shares
Maximum total value of shares to be acquired	¥9,467.5 million

2. Earlier share repurchases carried out under the June 27, 2002 agreement:

Date	Number of shares	Price paid per share
November 26, 2002	827,200	¥2,740

===Ends===

CSK



Semiannual Report 2002

For the six months ended September 30, 2002

CSK CORPORATION



CONSOLIDATED FINANCIAL HIGHLIGHTS (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended September 2001 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Notes 2)
	2001	2002	2002
Net sales	¥200,063	¥165,709	$1,351,627
Operating income	5,180	9,688	79,022
Income (loss) before income taxes and minority interests	(1,529)	5,558	45,334
Net income (loss)	(4,984)	1,008	8,220
Total assets	350,214	322,568	2,631,063
Total shareholders' equity	78,087	86,866	708,533
Interest-bearing debt	132,581	103,126	841,154
	Yen		U.S. Dollars
Per share information (Notes 1 and 2):			
Net income (loss) per share	¥(66.7)	¥13.7	$0.11
Cash dividends	6.00	–	–

Notes: 1. Per share figures are in exact yen.
2. U.S.Dollar amounts are translated from yen, for convenience only, at the rate of ¥122.60=US$1.

CONTENTS

OPERATING RESULTS

(1) Overview of operations

The business environment in Japan deteriorated in the first half of the fiscal year amid large declines in share prices and rising corporate bankruptcies. Economic recovery was hampered by non-performing loans and excessive corporate debt, increasing unemployment, delayed and constrained capital spending, and continued deflationary pressures.

Demand in the information services sector during this period was resilient, centered on enterprise resource planning (ERP) and supply chain management (SCM) systems and on public sector demand for e-government systems. Despite this, project postponements and spending restraints combined to produce a generally adverse operating environment.

(2) Overview of consolidated results

Against this background, the CSK Group maintained its focus on becoming "*e-Service No. 1*", steadily reinforcing its management foundations by continuing to concentrate on 1) implementation of systematic Group management, 2) Group reorganization, and 3) strengthening the Group financial structure.

The Group delivered further progress with its strategy of being equipped to offer full-line services in response to customer needs, from systems construction to business process outsourcing (BPO). At the same time we continued to develop infrastructural support for our offerings, marked by the October 2002 establishment of the CSK e-Service Data Center.

CSK continues to realize Group policies, harnessing our accumulated project management experience, strong customer relationships, and operational capabilities to combine systems development and management, and to cultivate and commercialize BPO opportunities.

To ensure ongoing control of selling, general and administrative expenses, in April this year we established the Business Process Reengineering Committee. This unit is spearheading our drive to create a cost structure that will allow us to prevail in a tough operating environment.

Three years trends in consolidated interim results (Billions of Yen)



Sep. 2000
Sep. 2001
Sep. 2002
198.68
200.06
165.71
3.64
5.18
9.69
1.01
(4.98)
(13.47)
Sales and operating revenue
Operating income
Net income (loss)

<u>Sales and operating revenue reached ¥165,709 million, decreasing ¥34,354 million (17.2%) year on year</u>

Sales and operating revenue was down mainly because our results for the term excluded those of ASCII CORPORATION and CSK ELECTRONICS CORPORATION (presently T-ZONE CORPORATION), both of which were removed from consolidation after transfer of management control at the end of the previous fiscal term. Sales and operating revenue improved at many other operations, including those of the CSK CORPORATION, Japan Future Information Technology & Systems Co., Ltd., and other systems development businesses, as well as the contact center business of CSK Communications Corporation and the QUO prepaid card operations of Japan Card Center Kaisha.

Operating income increased ¥4,508 million (87.0%) year on year to ¥9,688 million

Our interim operating income has improved steadily since we reorganized Group operations to focus on B-to-B areas. In the six months through September 2000, operating income was ¥3,637 million. A year later, performance improved to ¥5,180 million, and in the six months to September 2002 operating income has grown to ¥9,688 million.

Net income ¥1,008 million, compared year on year to a net loss of ¥4,984 million

Net income is also improving significantly, and this period's net income of ¥1,008 million compares to net losses in the six months to September 2000 and September 2001 of ¥13,472 million and ¥4,984 million respectively.

(i) Business Segment Results

<Computer services>

Sales and operating revenue declined 0.7%, to ¥111,516 million, but operating income rose 58.3%, to ¥8,757 million. Sales of systems development services grew steadily, particularly for ERP projects.

Sales and operating revenue, and operating income advanced at several consolidated subsidiaries. These included Japan Future Information Technology & Systems Co., Ltd., which focuses on systems development, CSK Communications Corporation, which operates contact centers, and ServiceWare Corporation. ISAO CORPORATION greatly reduced its losses and is shifting to B-to-B services.

<Computer and other product sales>

Sales and operating revenue fell 43.4%, to ¥28,271 million, although operating income increased 70.1%, to ¥1,095 million. Sales and operating revenue were down mainly because results for the previous corresponding included those of CSK ELECTRONICS CORPORATION, which as noted above has now been removed from consolidation. At the same time, operating income improved because losses generated by CSK ELECTRONICS CORPORATION no longer had an impact on the period under review.

<Prepaid card sales>

This business is operated by consolidated subsidiary Japan Card Center Kaisha, and sales and operating revenue during the period grew 3.9% to ¥26,365 million on the back of increased volume in its core QUO Card business with major convenience store chains. After the impact of amortization of goodwill, operating income was ¥388 million, compared with operating loss of ¥111 million in the previous interim period.

<Others>

Sales and operating revenue in other businesses declined 12.0% to ¥917 million, and operating loss of ¥515 million was recorded compared to the previous interim period's operating income of ¥49 million. The Others category includes the operations of CSK Venture Capital Co., Ltd., and the building lease operations of CSK CORPORATION. This sales and operating revenue decline and operating loss reflect weak conditions in equity markets, which led to a dramatic decline in sales of investment securities held for business purposes.

(ii) Financial Position

Assets

Total assets decreased ¥16,410 million, to ¥322,568 million.

Current assets were lower because of debt repayments and a decrease in cash and time deposits from the acquisition of the CSK e-Service Data Center, which was opened in order to further develop full-line services, while collections reduced notes and accounts receivable. Tangible fixed assets increased in line with the launch of the CSK e-Service Data Center. Investments and other assets dropped mainly owing to the inclusion of retained earnings by the adoption of the "Accounting Standard for Treasury Stock and Reversal of Legal Reserves".

Liabilities

Total liabilities decreased by ¥9,706 million.

Current liabilities were lower, principally owing to the decrease of accounts payable-trade and the repayment of short-term loans. Long-term liabilities dropped, mainly due to a reduction in long-term bank loans payable.

Shareholders' equity

Total shareholders' equity declined ¥7,933 million, to ¥86,866 million.

Although the return to net income for the interim period under review had a positive impact, the adoption of the "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" resulted in an overall decline in shareholders' equity.

(iii) Cash Flows

Cash flows from operating activities

Net cash provided by operating activities was ¥3,868 million, an improvement of ¥1,635 million over the ¥2,233 million net cash provided in the previous corresponding period. This was due primarily to a decline in income taxes paid.

Cash flows from investing activities

Net cash used in investing activities was ¥9,124 million, a decrease of ¥8,793 million over the ¥331 million net cash used in the previous corresponding period. This was mainly because of the purchase of the CSK e-Service Data Center and the purchase of Japanese Government Bonds for the prepaid card operation trust fund pool.

Cash flows from financing activities

Net cash used in financing activities was ¥4,777 million, an improvement of ¥7,999 million over the ¥12,776 million net cash used in the previous corresponding period. The main factor here was a reduction in cash used to repay short-term debt during this interim period.

As a result of these factors, cash and cash equivalents at the end of the period amounted to ¥53,198 million.

(iv) Full year forecasts (Consolidated)

The Japanese economy remains beset by stagnant equity markets in Japan and abroad and chronic deflationary pressures, and these factors are likely to maintain the existing pressure on corporate capital expenditure. We expect reviews and postponements to increasingly affect IT spending, although solid underlying investment demand is likely to continue.

Under these circumstances, the Group aims to maximize corporate value by accurately identifying changing customer needs while harnessing its resources to optimize its structure for providing a full line-up of services.

Accordingly, full year consolidated forecasts are as follows:

(Millions of Yen)

	Sales and operating revenue	Net income
Fiscal year ended March 31, 2003 (forecast)	¥370,000	¥7,000
Fiscal year ended March 31, 2002 (actual)	¥423,704	¥14,220

Note that these forecasts are based on information available at this time. Actual results may differ significantly due to changes in economic and market trends.

MANAGEMENT POLICIES

(1) Fundamental Management Policy

Since CSK's inception, operations have been guided by the founding spirit that *Provision of service is our ultimate corporate mission*. CSK has consistently focused on offering services that maximize benefits for customers. This entails drawing on sophisticated technologies to supply timely services that meet customers' needs.

CSK and all members of the CSK Group pursue a basic management strategy of bringing together the technology, human resources and corporate cultures developed through the years to go beyond conventional information services. The goal is to offer efficient and user-friendly e-services for the 21st century's highly networked society.

CSK regards meeting the expectations of shareholders as one of its most important corporate responsibilities. While responding flexibly to a changing economic and social environment, we aim to contribute to the success of our customers, serve the communities in which we operate, and work together for the mutual benefit of employees and the Company. As such, the Group's management philosophy places priority on three precepts: to be sensitive to changes and respond flexibly to them; to fulfill our social mission; and to connect our corporate objectives with those of individual employees.

(2) Basic Policy for Allocation of Earnings

Returning earnings to shareholders has always been a central element of CSK's management policies. CSK will continue to adhere to its policy of allocating stable dividends to meet the expectations of shareholders, while taking into consideration the need to preserve and strengthen the Group's financial position, business operations, and financial and management systems.

Retained earnings will be employed as a source of funds to enhance technical skills, to conduct research in new technologies, to build a stronger operating base for the Group, to seek new business opportunities, and to take other forward-looking actions. We believe that the effective use of retained earnings will lead to a more powerful base to support future earnings growth.

Stock option schemes implemented by CSK and its listed subsidiaries are offered as part of management's determination to align corporate and individual goals, and serve to motivate and build up the morale of directors and employees to achieve improved results.

(3) Basic Medium- and Long-Term Strategy

Aiming to become "*e-Service No. 1*"

With the advent of the Internet, the role of IT services has grown beyond enhancing internal productivity to include supporting companies' core businesses as they interact with customers and business partners alike. In line with this rapidly developing environment our customers' needs have also changed, and they now require:

- End-to-end solutions, from systems integration to Business Process Outsourcing (BPO).
- A far greater range of BPO services
- Optimal Total Cost of Ownership (TCO — total costs over a system's lifetime, including maintenance and operating costs.)

IT services, then, has expanded from conventional back office support to a front line position supporting the core businesses of our clients. Within this new environment CSK provides total e-services that support customers' IT systems construction and management as well as their business management. CSK Group companies can offer full-line services that meet the wide-ranging needs of customers. Drawing on the outstanding capabilities of these Group companies, we are driving forward to meet our goal of becoming "*e-Service No. 1*".

Strategic Business Theme: *Lifetime Full Support*

We believe that we have reached a stage where the accumulated strengths and resources of CSK Group are now more closely than ever matched to the needs of the market, creating a significant business opportunity. Clients are demanding optimal support over the lifetime of their systems, and under the theme *Lifetime Full Support* we are developing our businesses to meet that demand based on three core strengths:

1. The ability of Group companies to provide full-line services for systems' lifetime
2. Our strong customer base built upon sustained service confidence
3. Outstanding project management capabilities

(4) Business Structure — Key Issues

1. Review of achievements in previous fiscal year
   a. *Implementation of Systematic Group Management:* By strengthening consultation between Group companies we improved the decision making process within the Group, and by setting up a cross-sectional framework under which working units implement decisions, we created a strong management foundation from which to promote our full line services.

b. *Review of B-to-C businesses:* CSK transferred management control of ASCII CORPORATION and CSK ELECTRONICS CORPORATION to entities outside the Group, and also completed initial investment in ISAO CORPORATION to develop its business at a low risk. SEGA CORPORATION is now focusing on operations that maximize the Group's asset value as the leading shareholder.

c. *Strengthened alliances:* As part of an initiative to promote a broad ranging business alliance with MITSUI & CO., LTD. in the area of IT services, SEGA CORPORATION transferred its shareholdings in NextCom.K.K. to MITSUI & CO., LTD.

2. Issues for the current fiscal year

Although we are faced with a deteriorating business environment, we plan to take the following steps to ensure a business structure that will support the Group strategy of offering *Lifetime Full Support* to our clients. CSK aims to:

1) Create an *optimal service delivery structure* throughout the Group
2) Integrate financial management across the Group and *strengthen the Group's financial position*
3) Maximize corporate value by strengthening the Group's earning power

a. Service delivery structure

Integration of dispersed or overlapping businesses

- Enhance quality and productivity through specialization, and achieve economies of scale

Optimization of full-line services delivery structure

- Strengthen price competitiveness by eliminating intra-Group price increases
- Respond more rapidly to customers' needs by simplifying the coordination process among Group companies.

Establishment and launch of the CSK e-Service Data Center

- The CSK e-Service Data Center has been established as the Group's system infrastructure for providing full-line services. This large scale Data Center, complete with security levels that meet the critical demands of financial institutions, starts operation in October 2002.

b. Management structure and financial control

Integrate financial management across the Group and strengthen the Group's financial position

- Planned December 2002 introduction of Group cash management system with the aim of reducing interest bearing liabilities

c. Strengthening the Group's earning power

Promote a new business model

Develop new businesses based on specialized know-how and competitively priced package software. Examples include:

- Manufacturing Cost Variance Analysis System
  Package software that supports the efficient control and reduction of production costs based on the underlying technology of the T.C.C.M. (Toyota Cost Control Method) provided by Toyota Motor Corporation.
- Market Viewer
  ASP service that provides real time stock price and other financial markets information via the Internet.

Introduce a Group-wide Unit Administration System

- Enhance operating efficiency and increase project management by systemizing the administration of human resources, sales reports, and project status.

Take ongoing measures to structurally reduce SG&A expenses

- Reorganize our back-office structure (introduce shared services throughout the Group.)
- Institute a new sales process, and reform the purchasing and procurement processes.

Masahiro Aozono
President and Representative Director

CONSOLIDATED BALANCE SHEETS (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
As of September 30, 2001 and 2002

ASSETS	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1 (1)) 2002
Current assets:			
Cash (Note 2)	¥ 55,200	¥ 46,507	$ 379,343
Notes and accounts receivable	60,820	56,931	464,362
Marketable securities (Notes 2 and 3)	20,931	15,002	122,366
Venture capital investments	3,469	4,104	33,478
Inventories	20,334	11,234	91,629
Other current assets	12,874	28,410	231,728
Allowance for doubtful accounts	(561)	(255)	(2,080)
Total current assets	173,067	161,933	1,320,826
Property and equipment, net of accumulated depreciation (Note 4)	40,452	39,029	318,341
Deferred charges and intangible assets	11,260	8,182	66,739
Investments and other assets:			
Investments in unconsolidated subsidiaries and affiliates	54,915	38,542	314,376
Investments in securities (Note 3)	34,146	32,125	262,029
Long-term loans receivable	5,482	872	7,110
Investments in partnerships	13,923	8,202	66,899
Deferred income taxes	3,679	23,394	190,818
Other assets	20,222	12,020	98,040
Allowance for doubtful accounts	(6,932)	(1,731)	(14,115)
Total investments and other assets	125,435	113,424	925,157
Total assets	¥350,214	¥322,568	$2,631,063

(Continued on following page)

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1 (1)) 2002
Current liabilities:			
Notes and accounts payable	¥ 31,913	¥ –	$ –
Accounts payable	–	26,667	217,516
Short-term bank loans payable	87,123	68,391	557,835
Current portion of convertible bonds payable	6,573	–	–
Commercial paper	19,600	7,000	57,096
Accrued income taxes	2,594	2,228	18,176
Unearned revenue	21,668	26,176	213,504
Accrued bonuses to employees	6,300	5,984	48,808
Allowance for sales returns	1,259	–	–
Other current liabilities	21,976	16,974	138,452
Total current liabilities	199,006	153,420	1,251,387
Long-term liabilities:			
Corporate bonds payable	10	6,510	53,100
Convertible bonds payable	4,300	–	–
Long-term bank loans payable	14,985	21,225	173,124
Accrued employees' retirement benefits	5,978	7,164	58,438
Accrued directors' retirement benefits	299	295	2,405
Other long-term liabilities	7,173	4,947	40,347
Total long-term liabilities	32,745	40,141	327,414
Minority interests	40,376	42,141	343,729
Commitments and contingencies (Note 6)			
Shareholders' equity:			
Common stock—			
Authorized: 298,000,000 shares at September 30, 2001 and 2002, respectively			
Issued: 74,700,164 and 74,703,064 shares at September 30, 2001 and 2002, respectively	69,029	69,034	563,085
Capital surplus	78,795	78,800	642,739
Retained earnings (Accumulated deficit)	(67,565)	(53,298)	(434,727)
Adjustment on revaluation of land	–	(2,344)	(19,115)
Unrealized gains (losses) on securities	149	(224)	(1,828)
Foreign currency translation adjustments	(2,314)	(2,323)	(18,951)
Treasury stock, at cost	(7)	(2,779)	(22,670)
Total shareholders' equity	78,087	86,866	708,533
Total liabilities and shareholders' equity	¥350,214	¥322,568	$2,631,063

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2001 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2001	2002	2002
Sales and operating revenue	¥200,063	¥165,709	$1,351,627
Operating costs	164,252	135,591	1,105,961
Selling, general and administrative expenses	30,631	20,430	166,644
Operating income	5,180	9,688	79,022
Other income (expenses):			
Interest and dividend income	505	310	2,531
Interest expenses	(925)	(559)	(4,562)
Provision for accrued employees' retirement benefits	(341)	(342)	(2,788)
Gain on sales of investments in securities	2,598	3,267	26,650
Loss on write-down of investments in securities	(477)	(4,763)	(38,853)
Loss on write-down of inventories	(812)	–	–
Dilution gain	3,120	424	3,456
Equity in net losses of unconsolidated subsidiaries and affiliates	(6,101)	(1,890)	(15,415)
Loss on write-off of goodwill	(2,350)	–	–
Others, net	(1,926)	(577)	(4,707)
Income (loss) before income taxes and minority interests	(1,529)	5,558	45,334
Income taxes:			
Current	3,487	2,797	22,809
Deferred	(499)	23	189
	2,988	2,820	22,998
Income (loss) before minority interests	(4,517)	2,738	22,336
Minority interests in subsidiaries	(467)	(1,730)	(14,116)
Net income (loss)	¥ (4,984)	¥ 1,008	$ 8,220

	Yen		U.S. Dollars (Note 1 (1))
Per share information:			
Basic earnings per share	¥(66.72)	¥13.69	$0.11
Cash dividends	¥ 6.00	¥ –	$ –

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2001 and 2002

	Millions of Yen							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains (losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of March 31, 2001	¥69,029	¥78,795	¥(62,220)	¥ –	¥1,753	¥(2,251)	¥ (7)	¥85,099
Net income			14,220					14,220
Decrease due to changes in subsidiaries and affiliates			(188)					(188)
Adjustment on revaluation of land				(2,110)				(2,110)
Foreign currency translation adjustments						126		126
Unrealized gains (losses) on securities					(1,407)			(1,407)
Cash dividends			(896)					(896)
Directors' and statutory auditors' bonuses			(44)					(44)
Purchase of treasury stock, net							(1)	(1)
Balance as of March 31, 2002	¥69,029	¥78,795	¥(49,128)	¥(2,110)	¥ 346	¥(2,125)	¥ (8)	¥94,799
Decrease due to adoption of Financial Accounting Standard Exposure No. 1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" (Note 1 (1))			(4,713)					(4,713)
Exercise of stock options	5	5						10
Net income			1,008					1,008
Decrease due to changes in subsidiaries and affiliates			25					25
Adjustment on revaluation of land				(234)				(234)
Foreign currency translation adjustments						(198)		(198)
Unrealized gains (losses) on securities					(570)			(570)
Cash dividends			(448)					(448)
Directors' and statutory auditors' bonuses			(42)					(42)
Purchase of treasury stock, net							(2,771)	(2,771)
Balance as of September 30, 2002	**¥69,034**	**¥78,800**	**¥(53,298)**	**¥(2,344)**	**¥(224)**	**¥(2,323)**	**¥(2,779)**	**¥86,866**

	Thousands of U.S. Dollars (Note 1 (1))							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains (losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of March 31, 2002	$563,043	$642,697	$(400,717)	$(17,207)	$ 2,823	$ (17,336)	$ (67)	$773,236
Decrease due to adoption of Financial Accounting Standard Exposure No. 1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" (Note1 (1))			(38,438)					(38,438)
Exercise of stock options	42	42						84
Net income			8,220					8,220
Decrease due to changes in subsidiaries and affiliates			203					203
Adjustment on revaluation of land				(1,908)				(1,908)
Foreign currency translation adjustments						(1,615)		(1,615)
Unrealized gains (losses) on securities					(4,651)			(4,651)
Cash dividends			(3,656)					(3,656)
Directors' and statutory auditors' bonuses			(339)					(339)
Purchase of treasury stock, net							(22,603)	(22,603)
Balance as of September 30, 2002	**$563,085**	**$642,739**	**$(434,727)**	**$(19,115)**	**$(1,828)**	**$(18,951)**	**$(22,670)**	**$708,533**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2001 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2001	2002	2002
Cash flows from operating activities:			
Income (Loss) before income taxes and minority interests	¥ (1,529)	¥ 5,558	$ 45,334
Adjustments for—			
Depreciation	5,771	2,516	20,523
Amortization of goodwill	1,386	513	4,188
Increase (Decrease) in allowances	2,532	(268)	(2,193)
Interest and dividend income	(505)	(310)	(2,531)
Interest expenses	925	559	4,562
Equity in net losses (gains) of unconsolidated subsidiaries and affiliates	6,101	1,890	15,415
Dilution loss (gain)	(3,120)	(424)	(3,456)
Loss (Gains) on sales of investment in securities	(2,578)	(2,998)	(24,450)
Loss on write-down of investments in securities	477	4,763	38,853
Decrease (Increase) in accounts receivable	10,656	7,122	58,088
Decrease (Increase) in inventories	(1,958)	(3,350)	(27,325)
Decrease (Increase) in venture capital investments	356	(700)	(5,709)
Increase (Decrease) in accounts payable	(7,804)	(3,401)	(27,744)
Others	795	(5,578)	(45,497)
Subtotal	11,505	5,892	48,058
Interest and dividend income received	506	295	2,404
Interest expenses paid	(897)	(549)	(4,477)
Payment for settlement of litigation	(18)	–	–
Income taxes paid	(8,863)	(1,770)	(14,435)
Net cash provided (used) by operating activities	2,233	3,868	31,550
Cash flows from investing activities:			
Increase (Decrease) in time deposit, net	(2,693)	1,938	15,807
Net proceeds from sales and purchases of marketable securities	1,204	336	2,745
Purchase of tangible fixed assets	(2,678)	(6,326)	(51,601)
Purchase of intangible assets	(1,618)	(771)	(6,289)
Purchase of investments in securities	(4,721)	(10,094)	(82,336)
Proceeds from sales of investments in securities	9,196	5,440	44,375
Increase in long-term loans receivable	(366)	(394)	(3,211)
Decrease in long-term loans receivable	285	86	703
Investments in partnerships	(69)	(61)	(499)
Distribution from investment partnerships	484	596	4,859
Others	645	126	1,026
Net cash provided (used) in investing activities	(331)	(9,124)	(74,421)

(Continued on following page)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2001	2002	2002
Cash flows from financing activities:			
Increase (Decrease) in short-term loans payable, net	(16,227)	(798)	(6,509)
Repayment of long-term debt	(2,610)	(5,196)	(42,382)
Proceeds from issuance of corporate bonds	–	1,700	13,866
Issuance of common stock	6,907	352	2,870
Purchase of treasury stock	(2)	(8)	(62)
Proceeds from sales of treasury stock	2	–	–
Cash dividends paid	(788)	(837)	(6,830)
Others	(58)	10	83
Net cash provided (used) by financing activities	(12,776)	(4,777)	(38,964)
Effect of exchange rate changes on cash and cash equivalents	42	1	8
Net increase (decrease) in cash and cash equivalents	(10,832)	(10,032)	(81,827)
Cash and cash equivalents, at beginning	77,527	63,182	515,353
Cash and cash equivalents of initially consolidated subsidiaries, at beginning	–	48	388
Cash and cash equivalents of subsidiaries removed from consolidation, at beginning	(349)	–	–
Cash and cash equivalents, at end (Notes 2)	¥66,346	¥53,198	$433,914

1. SIGNIFICANT ACCOUNTING POLICIES;

(1) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of CSK CORPORATION ("CSK") and Consolidated Subsidiaries (collectively, the "Company") are an English version of those, which have been prepared in accordance with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The accompanying consolidated financial statements should be read in conjunction with the financial statements and related notes included in the annual report of the Company for the year ended March 31, 2002 (2002 Annual Report), because these financial statements were prepared on the basis of the consolidated financial statements and in accordance with the significant accounting policies included in the the Company's 2002 Annual Report, applied in a consistent manner.

The amounts presented in the consolidated financial statements are rounded to the nearest million yen. The rate of ¥122.60=US$1.00, the rate of exchange on September 30, 2002, has been used in translation. The U.S. dollar amounts in the accompanying consolidated financial statements are included solely for convenience of readers outside Japan. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S. dollars at that rate or any other rate.

Certain amounts in the accompanying consolidated financial statements from prior years have been reclassified to conform to the current year presentation.

(2) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of CSK and its subsidiaries under its control.

CSK Network Systems Corporation, NextCom K.K., ServiceWare Corporation and other 18 subsidiaries were consolidated for the six months ended September 30, 2002. Bellsystem 24, Inc. was consolidated for the six months ended August 31, 2002. JIEC Co., Ltd. and two overseas subsidiaries were consolidated for the six months ended June 30, 2002.

Investment in SEGA CORPORATION was accounted for under the equity method.

FUKUOKA CSK CORPORATION is newly consolidated from this fiscal year. SPIKE CO., LTD. and Sega logistics Service Co., Ltd. were excluded from application of equity method due to the sale of ownership at the end of the interim period.

(3) Accounting for treasury stocks and reversal of legal reserves

Effective April 1, 2002, Financial Accounting Standard Exposure No. 1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" was adopted by CSK and its subsidiaries. Adopting the new accounting standard meant that, compared to calculations under the previous standard, income before income taxes and minority interests, and net income increased by ¥142 million, investments in securities decreased by ¥7,863 million, minority interests decreased by ¥4 million, accumlated deficit decreased by ¥4,570 million, adjustment on revaluation of land increased by ¥266 million, unrealized gains on securities increased by ¥15 million, foreign currency translation adjustments increased by ¥244 million, and treasury stock, at cost increased by ¥2,764 million. These changes primarily reflect the influence of treasury stock of SEGA and CSK owned by SEGA.

According to revision of regulations for interim consolidated financial statements, the interim consolidated financial statement as of September 2002 was prepared in accordance with the revised regulations for interim consolidated financial statements.

2. CONSOLIDATED STATEMENTS OF CASH FLOWS

For the purpose of the consolidated statements of cash flows, Cash and cash equivalents consists of cash on hand, demand deposits, and certain investments with original maturity of three months or less with virtually no risk of loss of value.

Cash at September 30, 2001 and 2002 on the consolidated balance sheets and Cash and cash equivalents at September 30, 2001 and 2002 on the consolidated statements of cash flows are reconciled as follows:

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2001	2002	2002
Cash	¥55,200	¥46,507	$379,343
Marketable securities	20,931	15,002	122,366
Less: Time deposits with original maturities of more than three months or those submitted as collateral for loans	(3,476)	(198)	(1,615)
Less: Cash in escrow accounts	(3)	–	–
Less: Equity securities and other marketable securities with original maturities of more than three months	(6,306)	(8,113)	(66,180)
Cash and cash equivalents	¥66,346	¥53,198	$433,914

3. MARKETABLE SECURITIES AND INVESTMENTS IN SECURITIES

The amortized cost and market value of held-to-maturity bonds that are publicly traded as of September 30, 2002 were ¥15,703 million and ¥15,806 million, respectively.

The acquisition cost and market value of available-for-sale securities that are publicly traded as of September 30, 2002 were ¥18,219 million and ¥16,996 million, respectively.

4. PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2001 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2001	2002	2002
Buildings and structures	¥30,938	¥27,351	$223,088
Others	21,503	24,135	196,862
	52,441	51,486	419,950
Less: Accumulated depreciation	(27,045)	(27,462)	(224,000)
	25,396	24,024	195,950
Land	15,056	15,005	122,391
	¥40,452	¥39,029	$318,341

5. SEGMENT INFORMATION

The Company operates principally in four segments: computer services, computer and other product sales, prepaid card sales, and others.

Segment	Major products and services
Computer services	Systems development, systems integration, facilities management and other related services
Computer and other product sales	Computer and other product sales and information technology related engineering
Prepaid card sales	Issuance and settlement of prepaid cards, development and sales of card systems
Publication	Publication of books and magazines (As ASCII CORPORATION was excluded from consolidation at the end of the last fiscal year, this segment is not reflected in this fiscal year.)
Others	Investment in venture companies, rental of intelligent buildings, rental of computer and related products

The segment information of the Company for the six months ended September 30, 2001 and 2002 classified by segment is presented below:

	Millions of Yen							
	For the six months ended September 30, 2001							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Outside customers	¥111,382	¥49,768	¥25,361	¥12,806	¥ 746	¥200,063	¥ –	¥200,063
Inter-segment sales/transfers	936	195	16	218	297	1,662	(1,662)	–
Total	112,318	49,963	25,377	13,024	1,043	201,725	(1,662)	200,063
Costs and expenses	106,787	49,319	25,488	13,925	994	196,513	(1,630)	194,883
Operating income (loss)	¥ 5,531	¥ 644	¥ (111)	¥ (901)	¥ 49	¥ 5,212	¥ (32)	¥ 5,180

	Millions of Yen							
	For the six months ended September 30, 2002							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Outside customers	¥111,213	¥27,523	¥26,358	¥ –	¥ 615	¥165,709	¥ –	¥165,709
Inter-segment sales/transfers	303	748	7	–	302	1,360	(1,360)	–
Total	111,516	28,271	26,365	–	917	167,069	(1,360)	165,709
Costs and expenses	102,759	27,176	25,977	–	1,432	157,344	(1,323)	156,021
Operating income (loss)	¥ 8,757	¥ 1,095	¥ 388	¥ –	¥ (515)	¥ 9,725	¥ (37)	¥ 9,688

	Thousands of U.S. Dollars (Note 1 (1))							
	For the six months ended September 30, 2002							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Outside customers	$907,119	$224,498	$214,995	$ –	$ 5,015	$1,351,627	$ –	$1,351,627
Inter-segment sales/transfers	2,471	6,097	57	–	2,467	11,092	(11,092)	–
Total	909,590	230,595	215,052	–	7,482	1,362,719	(11,092)	1,351,627
Costs and expenses	838,161	221,662	211,889	–	11,684	1,283,396	(10,791)	1,272,605
Operating income (loss)	$ 71,429	$ 8,933	$ 3,163	$ –	$(4,202)	$ 79,323	$ (301)	$ 79,022

Segment information for geographic locations is omitted for the six months ended September 30, 2001 and 2002 since total sales for the "Japan" segment exceeded 90 percent of total sales in each period. Information regarding overseas sales is omitted for the six months ended September 30, 2001 and 2002 since total overseas sales was less than 10 percent of consolidated total sales in each period.

6. SUBSEQUENT EVENTS

Share swap contracts

As part of Group reorganization, on November 21, 2002 CSK CORPORATION concluded share swap contracts with Group subsidiaries CSK Communications Corporation ("CCO") and with CSK Venture Capital Co., Ltd. ("CSKVC") in which both will become wholly owned subsidiaries of CSK CORPORATION. As 100% subsidiaries it is expected that the pace of decision making within both companies can be improved.

1. Outline of share swap contract with CSK Communications Corporation

a) Basic agreement

A share exchange will be undertaken such that CCO will become a 100% owned subsidiary of CSK CORPORATION.

b) Share exchange ratio

Eligibility: Shareholders listed in CCO's shareholder register or who are actually registered shareholders as at the close of business on the day prior to the share exchange day.

Exchange ratio: CSK: CCO=1: 74

c) Record day for dividends

October 1, 2002

d) Date of share exchange

February 1, 2003. In line with Article 358-1 of the Japanese Commercial Code (Simple Share Swap), CSK will carry out the share swap contract without obtaining approval at a general shareholders meeting.

e) Payment

There will be no payment of money on share exchange.

f) Class of shares to be exchanged

Ordinary shares in CSK that are held by CSK

g) Changes to common stock and capital surplus

Common stock: Common stock will not be increased

Capital surplus: Capital surplus will be increased by the net asset value of CCO on the day of share exchange, adjusted by the ratio of the number of CCO's shares for which CSK shares have been exchanged to the total number of issued CCO shares, minus the total book value of CSK shares transferred to CCO shareholders. However if the above calculation does not result in an increased value, there will be no increase in capital surplus.

2. Outline of share swap contract with CSK Venture Capital Co., Ltd.

a) Basic agreement

A share exchange will be undertaken such that CSKVC will become a 100% owned subsidiary of CSK CORPORATION.

b) Share exchange ratio

Eligibility: Shareholders listed in CSKVC shareholder register as at the close of business on the day prior to the share exchange day.

Exchange ratio: CSK: CSKVC=1: 96

c) Record day for dividends

October 1, 2002

d) Date of share exchange

February 1, 2003. In line with Article 358-1 of the Commercial Code (Simple Share Swap), CSK will carry out the share swap contract without obtaining approval at a general shareholders meeting.

e) Payment

There will be no payment of money on share exchange.

f) Class of shares to be exchanged

Ordinary shares in CSK that are held by CSK

g) Changes to common stock and capial surplus

Common stock: Common stock will not be increased

Capital surplus: Capital surplus will be increased by the net asset value of CSKVC on the day of share exchange, adjusted by the ratio of the number of CSKVC's shares for which CSK shares have been exchanged to the total number of issued CSKVC shares, minus the total book value of CSK shares transferred to CSKVC shareholders. However if the above calculation does not result in an increased value, there will be no increase in capital surplus.

Purchase of treasury stock

Shareholders at CSK's general shareholders' meeting on June 27, 2002 approved a proposal to implement a share buyback plan under article 210 of the Commercial Code. The plan allows for a maximum of 10 million CSK ordinary shares to be purchased for a total outlay of up to ¥55 billion during the period until the next general shareholders' meeting in June 2003. Shares have since been acquired (using ToSTNeT-2, the Tokyo Stock Exchange Trading Network System) from October 1, 2002 to November 30, 2002 as follows:

Class of share: CSK ordinary shares

Number of shares acquired: 4,049,800

Total purchase price: ¥10,983 million

NON-CONSOLIDATED BALANCE SHEETS (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
As of September 30, 2001 and 2002

ASSETS	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1 (1)) 2002
Current assets:			
Cash	¥ 10,881	¥ 11,170	$ 91,112
Notes and accounts receivable	17,486	20,504	167,238
Inventories and systems in progress	5,019	4,992	40,717
Short-term loans to subsidiaries and affiliates	3,556	11,135	90,824
Other current assets	5,217	12,431	101,395
Allowance for doubtful accounts	(79)	(521)	(4,247)
Total current assets	42,080	59,711	487,039
Property and equipment, net of accumulated depreciation	19,125	23,457	191,329
Deferred charges and intangible assets	593	659	5,378
Investments and other assets:			
Investments in securities	11,916	9,289	75,764
Investments in subsidiaries and affiliates	158,938	138,680	1,131,162
Investments in partnerships	9,418	7,037	57,402
Long-term loans to subsidiaries and affiliates	1,603	829	6,759
Deferred income taxes	1,100	17,833	145,454
Fixed leasehold deposits	3,542	3,506	28,593
Other assets	1,462	1,247	10,173
Allowance for investment losses	(3,700)	–	–
Allowance for doubtful accounts	(653)	(176)	(1,433)
Total investments and other assets	183,626	178,245	1,453,874
Total assets	¥245,424	¥262,072	$2,137,620

(Continued on following page)

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1 (1)) 2002
Current liabilities:			
Accounts payable	¥ 8,524	¥ 10,326	$ 84,223
Short-term bank loans payable	45,464	58,964	480,946
Current portion of convertible bonds payable	6,683	–	–
Commercial paper	20,000	7,000	57,096
Accrued expenses	2,506	2,085	17,007
Accrued income taxes	15	16	133
Accrued consumption taxes	462	403	3,286
Accrued bonuses to employees	4,000	3,980	32,463
Other current liabilities	2,040	2,575	21,008
Total current liabilities	89,694	85,349	696,162
Long-term liabilities:			
Long-term bank loans payable	792	19,828	161,729
Accrued employees' retirement benefits	2,664	2,917	23,794
Other long-term liabilities	691	693	5,647
Total long-term liabilities	4,147	23,438	191,170
Shareholders' equity:			
Common stock—			
Authorized: 298,000,000 shares at September 30, 2001 and 2002, respectively			
Issued: 74,700,164 and 74,703,064 shares at September 30, 2001 and 2002, respectively	69,029	69,034	563,085
Capital surplus	78,795	78,800	642,738
Retained earnings	3,505	5,467	44,595
Unrealized gains (losses) on securities	254	(7)	(53)
Treasury stock, at cost	(0)	(9)	(77)
Total shareholders' equity	151,583	153,285	1,250,288
Total liabilities and shareholders' equity	¥245,424	¥262,072	$2,137,620

NON-CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2001 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2001	2002	2002
Sales and operating revenue:			
Computer services	¥ 46,072	¥45,423	$370,502
Computer and other product sales	11,031	12,255	99,958
Rental	675	705	5,749
	57,778	58,383	476,209
Operating costs	45,247	46,625	380,307
Selling, general and administrative expenses	7,656	7,336	59,837
	52,903	53,961	440,144
Operating income	4,875	4,422	36,065
Other income (expenses):			
Interest and dividend income	515	543	4,428
Interest expenses	(299)	(470)	(3,834)
Loss on write-down of investments in subsidiaries	(29,239)	(3,187)	(25,996)
Loss on write-down of investments in securities	(77)	(1,734)	(14,144)
Provision for allowance for investment losses	(3,700)	–	–
Others, net	(728)	4,330	35,321
Income (loss) before income taxes	(28,653)	3,904	31,840
Income taxes:			
Current	155	16	127
Deferred	1,293	1,277	10,420
Net income (loss)	¥(30,101)	¥ 2,611	$ 21,293
	Yen		U.S. Dollars (Note 1 (1))
Per share information:			
Basic earnings per share	¥(402.96)	¥34.95	$0.29
Cash dividends	¥ 6.00	¥ –	$ –

BOARD OF DIRECTORS AND CORPORATE AUDITORS



Masahiro Aozono
President and Chief Executive Officer



Teiichi Aruga
Executive Vice President



Makoto Sakagawa
Executive Vice President



Yoshito Fukuyama
Executive Vice President



Keiji Azuma
Senior Managing Director



Hiromichi Tabata
Senior Managing Director



Masanori Furunuma
Senior Managing Director



Yoshinobu Hayashi
Senior Managing Director



Masatoshi Toriihara
Managing Director



Masahiko Suzuki
Managing Director



Hiroshi Tsujikawa
Managing Director



Katsushi Toki
Managing Director

President and Chief Executive Officer	Masahiro Aozono
Executive Vice Presidents	Teiichi Aruga Makoto Sakagawa Yoshito Fukuyama
Senior Managing Directors	Keiji Azuma Hiromichi Tabata Masanori Furunuma Yoshinobu Hayashi
Managing Directors	Masatoshi Toriihara Masahiko Suzuki Hiroshi Tsujikawa Katsushi Toki
Directors	Kazuhiko Nishioka Shigeki Date Sadayuki Nomura Masahiko Sone Masahiko Nomiyama Takeshi Nakanishi Kazuo Kato Hidekazu Yukawa Yujiro Sato
Executive Advisor and Member of the Board	Yoshiji Fukushima
Standing Statutory Auditor	Takahiro Akatsuka
Corporate Auditors	Toshio Nakajima Yoshiyuki Minegishi Hidetoshi Masunaga

As of September 30, 2002

INVESTOR INFORMATION

As of September 30, 2002

Corporate Name:	CSK CORPORATION
Established:	October 7, 1968
Stock Exchange Listings:	First Section of the Tokyo Stock Exchange (Listed on March 1, 1985) Osaka Securities Exchange (Listed on June 17, 1991) Nagoya Stock Exchange (Listed on June 17, 1991) Nasdaq NM (Listed on August 29, 1983)
Paid-in Capital:	¥69,034 million
Number of Employees:	4,807
URL:	http://www.csk.co.jp/
Transfer Agent and Registrar:	The Sumitomo Trust & Banking Co., Ltd. Head Office: 4-5-33, Kitahama, Chuo-ku, Osaka 540-8639, Japan Tokyo Stock Transfer Agency Department: 1-4-4, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan Mailing Address: 1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan Stockholder Registration Contact Number: 81-42-351-2211 81-6-6833-4700 URL: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Depositary for ADRs:	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. Phone: 1-212-815-2218 U.S. toll free: 1-888-269-2377

CSK

URL: http://www.csk.co.jp/

For more information on CSK, please contact
CSK Public Relations Office IR Section
Phone: 81-3-5321-3164
E-mail: IR_sp@cii.csk.co.jp

Printed in Japan